SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 11)

RAMTRON INTERNATIONAL CORPORATION

(Name of Subject Company (Issuer))

RAIN ACQUISITION CORP.

a wholly owned subsidiary of

CYPRESS SEMICONDUCTOR CORPORATION

(Names of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

751907304

(CUSIP Number of Class of Securities)

T.J. Rodgers

President and Chief Executive Officer

Cypress Semiconductor Corporation

198 Champion Court

San Jose, CA 95134-1599

(408) 943-2600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Larry W. Sonsini, Esq.	Selim Day, Esq.
Bradley L. Finkelstein, Esq.	Wilson Sonsini Goodrich & Rosati
Wilson Sonsini Goodrich & Rosati	Professional Corporation
Professional Corporation	1301 Avenue of the Americas
650 Page Mill Road	New York, NY 10019
Palo Alto, CA 94304	Telephone: (212) 999-5800
Telephone: (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$117,522,435.30	$13,468.08

*	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 37,910,463 shares of common stock, par value $0.01 per share (“Shares”), of Ramtron International Corporation (“Ramtron”) at the offer price of $3.10 per Share. As of August 31, 2012, there were (i) 35,406,603 Shares outstanding, (ii) 4,006,596 Shares issuable pursuant to stock options and (iii) outstanding restricted stock units with respect to 164,848 Shares, in each case based on information provided by Ramtron. This calculation excludes 1,667,584 Shares beneficially owned by Cypress Semiconductor Corporation.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by 0.0001146.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $11,605.03	Filing Party: Cypress Semiconductor Corporation
Form or Registration No.: Schedule TO	Date Filed: June 21, 2012

Amount Previously Paid: $917.07	Filing Party: Cypress Semiconductor Corporation
Form or Registration No.: Schedule TO/A	Date Filed: August 27, 2012

Amount Previously Paid: $945.98	Filing Party: Cypress Semiconductor Corporation
Form or Registration No.: Schedule TO/A	Date Filed: September 19, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 11 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 21, 2012 (together with any amendments and supplements thereto, the “Schedule TO”) by Cypress Semiconductor Corporation, a Delaware corporation (“Cypress”), and Rain Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Cypress (“Purchaser”). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (together with the associated preferred stock purchase rights), of Ramtron International Corporation, a Delaware corporation (“Ramtron”), at $3.10 per share, net to the seller in cash (less any applicable withholding taxes and without interest), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 21, 2012 (together with any amendments and supplements thereto, including the Amendment and Supplement to the Offer to Purchase dated September 25, 2012, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the “Offer”).

Capitalized terms used but not otherwise defined have the meaning given to them in the Offer to Purchase.

Items 1 through 9, and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent that such items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The subsequent offering period for the Offer expired at 5:00 p.m., New York City time, on Wednesday, October 17, 2012. The Depositary has advised Cypress and Purchaser that 25,912,939 Shares were tendered and not withdrawn during the Offer and the subsequent offering period (including Shares that were tendered by guaranteed delivery procedures and subsequently delivered) representing, together with Shares beneficially owned by Cypress, approximately 78% of the Shares outstanding. Purchaser accepted for payment and purchased all Shares validly tendered in the Offer and the subsequent offering period and not validly withdrawn.

Purchaser will acquire all of the remaining outstanding Shares by means of a merger pursuant to the DGCL. Because Purchaser owns less than 90% of the issued and outstanding Shares, the short-form merger provisions of the DGCL are not available for use in the Merger. Instead, the Merger will be consummated following a special meeting of Ramtron’s stockholders. Cypress has sufficient voting power to approve the Merger at that meeting without the affirmative vote of any other Ramtron stockholder. Ramtron will file a preliminary proxy statement in connection with the Merger with the SEC shortly, and Cypress currently expects that the Merger will be completed in the fourth quarter of 2012.

At the effective time of the Merger, each Share then outstanding (other than Shares held in the treasury of Ramtron or owned by Purchaser, Cypress or any direct or indirect wholly owned subsidiary of Cypress or Ramtron and other than Shares held by Ramtron stockholders who shall have neither voted in favor of the Merger nor consented thereto in writing and who shall have properly and validly exercised such stockholder’s statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL) shall be cancelled and extinguished and automatically converted into the right to receive $3.10 per Share, net to the seller in cash (less any applicable withholding taxes and without interest), the same amount offered in the initial offering period. Information regarding the Merger will be mailed to Ramtron stockholders who did not tender their Shares in the Offer, and, following the consummation of the Merger, instructions will be mailed to Ramtron stockholders outlining the steps to be taken to obtain the merger consideration. After the Merger, Ramtron will become a wholly owned subsidiary of Cypress, and the Shares will cease to be traded on the NASDAQ Global Market. Until that time, the Shares will continue to trade.

The full text of the press release issued by Cypress announcing the expiration of the subsequent offering period, successful completion of the Offer and its intention to consummate the Merger is filed as Exhibit (a)(5)(K) hereto and is incorporated herein by reference.

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

(a)(5)(K)	Text of Release Issued by Cypress dated October 18, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 18, 2012

CYPRESS SEMICONDUCTOR CORPORATION

By:	/S/ BRAD W. BUSS
	Name:	Brad W. Buss
	Title:	Executive Vice President, Finance and Administration and Chief Financial Officer

RAIN ACQUISITION CORP.

By:	/S/ BRAD W. BUSS
	Name:	Brad W. Buss
	Title:	Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated June 21, 2012.*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Summary Advertisement dated June 21, 2012.*

(a)(1)(G)	Amendment and Supplement to the Offer to Purchase dated September 25, 2012.*

(a)(1)(H)	Form of Amended and Restated Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(I)	Revised Form of Notice of Guaranteed Delivery.*

(a)(1)(J)	Revised Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(K)	Revised Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Text of Press Release Issued by Cypress dated June 12, 2012. (1)

(a)(5)(B)	Text of Press Release Issued by Cypress dated June 21, 2012.*

(a)(5)(C)	Text of Press Release Issued by Cypress dated July 20, 2012.*

(a)(5)(D)	Text of Press Release Issued by Cypress dated August 6, 2012.*

(a)(5)(E)	Text of Press Release Issued by Cypress dated August 20, 2012.*

(a)(5)(F)	Text of Press Release Issued by Cypress dated August 27, 2012.*

(a)(5)(G)	Text of Press Release Issued by Cypress dated September 12, 2012.*

(a)(5)(H)	Text of Joint Press Release Issued by Cypress and Ramtron dated September 19, 2012.*

(a)(5)(I)	Text of Press Release Issued by Cypress dated September 25, 2012.*

(a)(5)(J)	Text of Press Release Issued by Cypress dated October 10, 2012.*

(a)(5)(K)	Text of Press Release Issued by Cypress dated October 18, 2012.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, by and among Cypress Semiconductor Corporation, Rain Acquisition Corp. and Ramtron International Corporation, dated as of September 18, 2012.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.
(1)	Incorporated by reference to the Schedule TO-C filed by Cypress on June 12, 2012.